FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 2002

SBS Broadcasting SA
(Translation of registrant's name into English)

8-10 rue Mathias Hardt, L-1717 Luxembourg, Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

This Form 6-K submitted to the Securities and Exchange Commission is incorporated by reference into the prospectus contained in our Pre-effective Amendment No. 1 to Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 5, 2001.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

SBS Broadcasting S.A. ("SBS" or "the Company") is a Luxembourg Societe Anonyme that is subject to the provisions of the law on Commercial Companies of August 10, 1915, as amended. SBS was founded on October 24, 1989, published as memorial number 88 on March 20, 1990, and is registered with the Trade Register of Luxembourg under register number B31 996. The registered office of SBS is 8-10 rue Mathias Hardt, BP 39, L-2010 Luxembourg, and the telephone number is +352 40 7878.

We own and/or operate television and radio broadcasting stations in Europe. We currently own and operate television stations that broadcast in or into Norway, Sweden, Denmark, Flemish Belgium, The Netherlands and Hungary. Additionally, we own a minority interest in television stations in Poland, Romania and Austria. We also own and operate radio stations in Denmark, Sweden, Finland and Greece, and own an interest in a radio station in The Netherlands. We intend to continue acquiring interests in and developing television and radio stations in our current markets and other parts of Europe as opportunities arise.

In 1999, we formed the SBS New Media division to expand our Internet-related activities. We have changed our strategy with respect to New Media operations and are currently taking a conservative approach to New Media opportunities, aiming to invest only in those which complement our television and radio operations and do not require significant development expenditures.

The primary source of our revenue is the sale of advertising time on our television and radio stations. Our most significant station operating expenses are programming and distribution expenses, employee salaries and commissions, and advertising and promotional expenditures.

Television

In Norway, we own 51% of and operate TVNorge, a national satellite-to-cable television station and over-the-air network that currently reaches approximately 85% of the television households in Norway. We own and operate Kanal 5, a satellite-to-cable television station based in and transmitting from the United Kingdom that currently reaches approximately 58% of the television households in Sweden. We own and operate TvDanmark 1, a satellite-to-cable station based in and transmitting from the United Kingdom into Denmark. We also own and operate TvDanmark 2, a network of nine local, over-the-air and must-carry (SMATV) television stations in Denmark. TvDanmark 1 and TvDanmark 2 currently reach approximately 57% and 76%, respectively, of the television households in Denmark.

In the European television markets outside Scandinavia, we own and operate VT4, a satellite-to-cable television channel operating under a Flemish license, which is carried by all the cable systems in the Flemish-speaking community of Belgium and reaches approximately 97% of the television households in the Flemish-speaking community. In The Netherlands, we own 70% of and operate SBS6 and NET5, national satellite-to-cable television channels that reach approximately 96% each of the television households in The Netherlands. On April 12, 2001 our Dutch operations acquired a 50% interest in TV 10, which holds a license, under which we operate V8, our third, and 70% owned national satellite-to-cable television station in The Netherlands, which currently reaches 96% of the television households in The

Netherlands. In Hungary, we hold an 84% economic interest and a 49% voting interest in, and operate TV2, a national over-the-air station that currently reaches approximately 93% of the television households in Hungary.

In Romania, we own indirectly 40% of prima TV, an over-the-air and satellite-to-cable television station that currently reaches approximately 53% of the television households in Romania, and in Poland, we own indirectly a 33% interest in TVN, a private television station that currently reaches approximately 85% of the Polish television households, including the ten largest urban areas.

We also own 100% of Broadcast Text International AB ("BTI"), one of Europe's largest suppliers of localization services. BTI supplies a full range of localization services, such as subtitling for television, cinema and DVD, translation of documents, computer games, and multimedia presentations as well as localization of web pages.

Radio

We own significant interests in, and operate, 20 radio stations in Europe. In Denmark, we own 100% of Nordisk Radioreklame A/S through which we operate the CHR radio Kiss FM in Copenhagen, The Voice in Copenhagen, The Voice in Odense, Pop FM in Copenhagen, Pop FM in Odense and The Voice in Aarhus (95% owned). On December 12, 2001, we obtained a broadcasting license for Pop FM in Aarhus, which was launched on March 25, 2002. In Sweden, we own and operate Radio City in Stockholm, the operating entities of which are Radio City in Malmoe, Radio City in Gothenbourg and Radio 106.7 RockKlassiker and Easy FM in Stockholm. In Finland, we own and operate Radio Sata in Turku, Radio Mega in Oulu, Radio 957 in Tampere, Radio Jyväskylä in Jyväskylä, Radio City in Helsinki (90.3% owned) and Kiss FM, a semi national radio network covering 79% of the population in Finland. In Finland, we also operate the Iskelmä/Schalger radio network, which includes five local radio stations. Additionally, in The Netherlands, we own 35% of Publimusic B.V. ("Publimusic"), which owns and operates Radio Noordzee FM, a Dutch national radio station, and in Greece we own a 70% interest in and operate LAMPSI FM ("Lampsi"), a radio station located in Athens.

SBS New Media

Since 1999, we have operated a new media division, SBS New Media, to expand our Internet-related activities, including interactive advertising, gaming, e-commerce, web access and multiple uses of entertainment content. During 2001, we reviewed SBS New Media's operations to focus on cash flow positive activities, disposed of several new media investments and scaled back the scope of SBS New Media's operations in view of market conditions. We continue to operate internet sites in conjunction with our television and radio channels, as well as several internet portals, and to own minority investments in several new media companies.

Recent Developments

Television

On June 21, 2002, we entered into a share purchase agreement to sell our 33% equity stake in TVN Sp.z.o.o., a leading Polish television broadcaster ("TVN"), to International Trading and Investment Holdings S.A. ("ITI") for total consideration of $150 million in cash and 666,666 of our common shares currently owned by ITI. The transactions are conditional upon, and were intended to be financed primarily from, the proceeds of ITI's initial public offering of shares on the Warsaw Stock Exchange, which was originally expected to close in July 2002. On July 2, 2002 ITI announced that it was postponing its initial public offering due to adverse market conditions. The share purchase agreement provides that ITI will use its best efforts to close the initial public offering as soon as practically possible unless the gross proceeds of the initial public offering expected to be received are less than $50 million or it becomes impracticable or inadvisable for ITI to proceed with the initial public offering. ITI has recently announced that it is analysing its options with respect to the possible initial public offering of its shares. If the closing of the transactions shall have not occurred by December 31, 2002, then either party may terminate the share purchase agreement. No assurance can be given that ITI will complete its initial public offering this year or that we will therefore complete the sale of our 33% equity interest in TVN to ITI.

The share purchase agreement provides that upon the completion of ITI's initial public offering, ITI will pay us $100 million in cash if at least $100 million in ITI shares are sold in the offering, and the remaining $50 million in cash within two years under put and call options. If less than $100 million in ITI shares are sold in the initial public offering, ITI will immediately pay us a cash amount equal to two-thirds of the proceeds of the offering (the "First Payment"), but not less than $50 million. In such event, ITI will pay us an additional cash amount equal to the difference between $100 million and the First Payment within one year through put and call options, and a further $50 million within two years through put and call options. The option price for all amounts not paid upon the closing of ITI's initial public offering will bear a premium accruing at six-month LIBOR plus 275 basis points. We will initially transfer to ITI a portion of our TVN shares equal to between approximately 10% and 23% of the outstanding shares in TVN (depending on the amount of cash paid by ITI to us upon the closing of the offering), with the remaining TVN shares owned by us to be transferred to ITI under the put and call arrangements on a pro rata basis upon ITI's payment of amounts owed to us at the time of the transfer. ITI will also transfer to us the 666,666 of our common shares that ITI received as part of the consideration paid by us to ITI when we purchased our 33% indirect interest in TVN. In addition to the closing of ITI's initial public offering, the transactions are conditional upon the conclusion of definitive documentation and certain other conditions.

Financial Reporting and Accounting

Effective January 1, 2002, we prepare our financial statements in euro and consistent with prior years in accordance with US generally accepted accounting principles. Comparative prior year financial statements have been revised applying historical exchange rates to reflect the euro as the reporting currency.

Our consolidated broadcasting operations generate revenues primarily in Norwegian kroner, Swedish kronor, Danish kroners, Hungarian forints and euro, and incur substantial operating expenses in these currencies. We also incur significant operating expenses for programming in US dollars and other currencies. Balance sheet accounts are translated from foreign currencies into euro at the period-end exchange rates and statement of operations accounts are translated at the average exchange rates for the period. Any resulting balance sheet translation adjustments are reflected as a component of shareholders' equity. Currency translation adjustments relating to our transactions and those of our subsidiaries in currencies other than the functional currency of the entity involved are reflected in the results of operations.

In the discussions of the results for the three and six months ended June 30, 2002 compared to the three and six months ended June 30, 2001, we divide our operations into three categories:

- "Television operations", which include: TVNorge (in Norway); Kanal 5 (in Sweden); TvDanmark 1 and TvDanmark 2 (in Denmark), jointly referred to as "our Danish Television operations"; VT4 (in Flemish Belgium); SBS6, NET5 and, from October 1, 2001, V8 (in The Netherlands), jointly referred to as "our

Dutch Television operations"; TV2 (in Hungary); and prima TV (in Romania) through to June 30, 2001 and other related operations that are not material.

- "Radio operations", which include: The Voice and Voice POP in Copenhagen, The Voice and Voice POP in Odense, and from October 1, 2001, The Voice in Aarhus (in Denmark), jointly referred to as "our Danish Radio operations"; Radio City in Stockholm, Radio City in Malmoe, Radio City in Gothenburg and Radio 106.7 Rockklassiker and Radio Easy FM in Stockholm (in Sweden), jointly referred to as "our Swedish Radio operations"; Radio Sata, Radio Mega, Radio KISS FM, Radio City, Radio 957, Radio POP and Iskelmäradio (in Finland), jointly referred to as "our Finnish Radio operations"; and Lampsi (in Greece).

- "SBS New Media", which includes results from vt4.net (in Belgium), transactional revenues related to e-ventures in which we have an equity stake and a portion of advertising revenues arising from campaigns placed at our television and radio stations by those e-ventures.

Results from TV3 in Switzerland, through November 30, 2001, TVN in Poland, prima TV in Romania from July 1, 2001, ATV in Austria from November 1, 2001, and Radio Noordzee in The Netherlands are not included in the operations referred to above, but are included in equity in income (loss) of unconsolidated subsidiaries.

When analyzing results within the different categories of operations for any particular period, the sums of the individual items reported within each category may differ from the total reported for such category. Differences are primarily attributable to corporate charges, eliminations between categories and items attributable to entities, which are not separately disclosed but are included within the totals for the different categories.

Operating Expenses as a Percentage of Revenue

	Three months ended June 30,		Six months ended June 30,	
	2002	2001	2002	2001
Net revenue	100.0%	100.0%	100.0%	100.0%
Operating expenses:				
Station operating expenses	69.3%	69.4%	75.2%	75.5%
Selling, general and administrative expenses	15.8%	16.7%	18.1%	20.0%
Corporate expenses	2.6%	3.1%	2.5%	3.3%
Non-cash compensation	0.2%	0.3%	0.2%	0.3%
Depreciation and Amortization	4.4%	5.7%	4.7%	6.6%

Three months ended June 30, 2002 compared to three months ended June 30, 2001

Net Revenue

Net revenue increased €1,950,000, or 1%, from €133,932,000 for the three months ended June 30, 2001 to €135,882,000 for the three months ended June 30, 2002. The increase was primarily attributable to increased net revenues of €2,402,000, or 2%, at our Television operations.

The increase in net revenues at our Television operations was mainly due to increased net revenues of €5,592,000, or 13%, from our Dutch Television operations, which increased primarily as a result of €5,674,000 from V8, which was not consolidated in the three months ended June 30, 2001. Kanal 5 had increased net revenues of €2,612,000, or 18%, mainly due to an increase in viewing shares. Such increases were offset by a decrease of €2,137,000 related to prima TV, which was not consolidated from July 1, 2001. TV2 in Hungary had decreased revenues of €1,796,000, or 9%, mainly due to a significant decrease in share of viewing. Our Danish Television operations had decreased revenues of €1,308,000, or 11%, due to a decrease in the Danish television advertising market. VT4 had decreased revenues of €944,000, or 7%, mainly due to decreased barter revenues, which closely corresponded to decreased marketing expenses at VT4. TVNorge had marginally increased net revenues as compared to the same period last year.

Our Radio operations net revenues increased €616,000, or 6%, mainly due to revenues at Lampsi, which was not broadcasting in the three months ended June 30, 2001, and increased revenues in our Danish and Swedish Radio operations.

SBS New Media net revenues decreased €1,068,000, or 50%, due to an expected decrease in advertising revenues arising from campaigns placed at our television and radio stations by e-ventures in which we have an equity stake.

Station Operating Expenses

Station operating expenses increased €1,242,000, or 1%, from €92,946,000 for the three months ended June 30, 2001 to €94,188,000 for the three months ended June 30, 2002. Station operating expenses expressed as a percentage of net revenues were 69.4% and 69.3% for the three months ended June 30, 2001 and 2002, respectively.

Our Television operations had increased station operating expenses of €1,138,000, or 1%, for the three months ended June 30, 2002, compared to the three months ended June 30, 2001, due to station operating expenses of €7,607,000 at V8, which was not consolidated in the three months ended June 30, 2001. This increase was offset by decreased programming expenses at our Danish Television operations and Kanal 5 of €1,693,000, or 24%, and €1,699,000, or 21%, respectively, and to the absence in 2002 of operating expenses of €2,176,000 at prima TV, which was not consolidated in the three months ended June 30, 2002.

Our Radio operations had increased station operating expenses of €104,000, or 3%, primarily due expenses at The Voice Aarhus, which was not owned by us in the three months ended June 30, 2001.

SBS New Media had unchanged station operating expenses.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased €899,000, or 4%, from €22,391,000 for the three months ended June 30, 2001 to €21,492,000 for the three months ended June 30, 2002, primarily attributable to decreases of €492,000, or 3%, from our Television operations. Selling, general and administrative expenses expressed as a percentage of net revenues were 16.7% and 15.8% for the three months ended June 30, 2001 and 2002, respectively.

The decrease in selling, general and administrative expenses at our Television operations was mainly due to decreased marketing expenses of €1,163,000 at VT4, and €531,000 related to prima TV, which was not consolidated from July 1, 2001. The decrease was partially offset by selling, general and administrative expenses of €1,320,000 at V8, which was not consolidated in the three months ended June 30, 2001.

Our Radio operations had lower selling, general and administrative expenses of €288,000, or 6%, primarily due to general savings at our Swedish and Finnish Radio operations. Such savings were partly offset by expenses at The Voice Aarhus, which was not owned by us in the three months ended June 30, 2001.

SBS New Media had decreased selling, general and administrative expenses of €119,000, mainly due to general savings at vt4.net.

Corporate Expenses

Corporate expenses decreased €564,000, or 14%, from €4,090,000 for the three months ended June 30, 2001 to €3,526,000 for the three months ended June 30, 2002, mainly as a consequence of the corporate restructuring in 2001. Corporate expenses expressed as a percentage of net revenues were 3.1% and 2.6% for the three months ended June 30, 2001 and 2002, respectively.

Non-cash Compensation

Non-cash compensation decreased €181,000, or 47%, from €388,000 for the three months ended June 30, 2001 to €207,000 for the three months ended June 30, 2002, mainly due to the absence in 2002 of the compensation expense for our former Chief Operating Officer.

Depreciation and Amortization Expenses

Depreciation and amortization expenses decreased €1,670,000, or 22%, from €7,689,000 for the three months ended June 30, 2001 to €6,019,000 for the three months ended June 30, 2002, mainly attributable to the absence in 2002 of goodwill amortization of €1,471,000, as the company has applied Statements of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("FAS 142"), effective January 1, 2002. FAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives, but requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, FAS 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized. The decrease was also partially attributable to lower depreciation on production equipment. Depreciation and amortization expenses expressed as a percentage of net revenues were 5.7% and 4.4% for the three months ended June 30, 2001 and 2002, respectively.

Operating Income

Operating income increased €4,022,000, or 63%, from €6,428,000 for the three months ended June 30, 2001 to €10,450,000 for the three months ended June 30, 2002, primarily attributable to increased operating income of €3,087,000 at our Television operations.

The increase in our operating income was achieved despite an operating loss in the three months ended June 30, 2002 of €3,429,000 at V8, which was not consolidated in the three months ended June 30, 2001. This loss was partly offset by a decrease in losses of €281,000 at Lampsi, which was not broadcasting in the three months ended June 30, 2001, and by the absence of losses in the three months ended June 30, 2002 of €963,000 at prima TV, which was not consolidated in the three months ended June 30, 2002. Excluding the operating results from V8, prima TV and Lampsi, our same station operating income increased €6,207,000, or 80%, from €7,739,000 for the three months ended June 30, 2001 to €13,946,000 for the three months ended June 30, 2002, primarily attributable to increased operating income at Kanal 5 of €4,480,000 and to the absence in 2002 of goodwill amortization of €1,471,000.

Equity in Income (Loss) from Unconsolidated Subsidiaries

Equity in income (loss) from unconsolidated subsidiaries improved €9,380,000, from a loss of €7,486,000 for the three months ended June 30, 2001 to an income of €1,894,000 for the three months ended June 30, 2002. The improvement was mainly attributable to the absence of net losses of €3,414,000 in the three months ended June 30, 2002 associated with our interest in TV3 in Switzerland, which was sold in November 2001, and the absence of goodwill amortization of €2,464,000 for the three months ended June 30, 2001, related to our equity investments in TVN in Poland and Radio Noordzee. This improvement was offset by the net losses of €3,290,000 from V8 in the three months ended June 30, 2001, when we did not consolidate the results of V8.

Net Interest Expense

Net interest expense increased €1,728,000, or 38%, from €4,562,000 for the three months ended June 30, 2001, to €6,290,000 for the three months ended June 30, 2002. The increase was primarily attributable to reduced interest income related to lower average cash balances and increased interest expense related to our €135 million 12% Senior Notes.

Foreign Exchange Gains

Foreign exchange gains increased €10,792,000, from a gain of €3,042,000 for the three months ended June 30, 2001 to €13,834,000 for the three months ended June 30, 2002, primarily attributable to a currency gain of €9,943,000 in the three months ended June 30, 2002 related to our dollar-denominated $75 million Convertible Debentures, and a gain in the three months ended June 30, 2002 on our dollar-denominated programming liabilities.

Investment Losses

Investment losses decreased €13,476,000 from the three months ended June 30, 2001 as there were no recurring write-off of New Media assets in the three months ended June 30, 2002.

Other Expenses, Net

Other expenses, net, decreased €810,000, or 91%, from €888,000 for the three months ended June 30, 2001 to €78,000 for the three months ended June 30, 2002.

Net Income (Loss)

As a result of the foregoing, our net income (loss) improved €37,677,000 from a loss of €19,899,000 for the three months ended June 30, 2001 to an income of €17,778,000 for the three months ended June 30, 2002.

Six months ended June 30, 2002 compared to six months ended June 30, 2001

Net Revenue

Net revenue increased €2,505,000, or 1%, from €240,398,000 for the six months ended June 30, 2001 to €242,903,000 for the six months ended June 30, 2002. The increase was primarily attributable to increased net revenues of €4,191,000, or 2%, at our Television operations.

The increase in net revenues at our Television operations was mainly due to increased net revenues of €11,394,000, or 15%, from our Dutch Television operations, mainly due to revenues of €9,621,000 from V8, which was not consolidated in the six months ended June 30, 2001. Excluding revenues from V8, our Dutch Television operations had increased revenues of €1,773,000, or 2%, mainly due to an increased television advertising market. Kanal 5 had increased net revenues of €1,883,000, or 6%, mainly due to improved viewing shares. Such increases were offset by a decrease of €2,899,000 related to prima TV, which was not consolidated from July 1, 2001. TV2 in Hungary had decreased revenues of €814,000, or 3%, mainly due to decreased viewing shares. Our Danish Television operations had decreased revenues of €3,922,000, or 16%, due to a decrease in the Danish television advertising market. VT4 had decreased revenues of €2,820,000, or 11%, mainly due to decreased barter revenues, which almost corresponded to decreased marketing expenses at VT4. TVNorge had marginally increased net revenues as compared to the same period last year.

Our Radio operations net revenues decreased €268,000, or 1%, mainly due to decreased revenues in our Swedish and Finnish Radio operations, as a result of a decrease in the local radio advertising markets.

SBS New Media net revenues decreased €1,418,000, or 37%, due to an expected decrease in advertising revenues arising from campaigns placed at our television and radio stations by e-ventures in which we have an equity stake.

Station Operating Expenses

Station operating expenses increased €1,086,000, or 1%, from €181,502,000 for the six months ended June 30, 2001 to €182,588,000 for the six months ended June 30, 2002. Station operating expenses expressed as a percentage of net revenues were 75.5% and 75.2% for the six months ended June 30, 2001 and 2002, respectively.

Our Television operations had increased station operating expenses of €1,165,000, or 1%, for the six months ended June 30, 2002, compared to the six months ended June 30, 2001, despite consolidated station operating expenses of €13,618,000 at V8, which was not consolidated in the six months ended June 30, 2001. This increase was offset by decreased programming expenses at our Danish Television operations and Kanal 5 of €4,161,000, or 26%, and €2,327,000, or 14%, respectively, and to the absence in 2002 of operating expenses of €4,248,000 at prima TV, which was not consolidated in the six months ended June 30, 2002.

Our Radio operations had lower station operating expenses of €114,000, or 2%, primarily due to general savings at our Swedish and Finnish Radio operations. Such savings were partly offset by expenses at The Voice Aarhus, which was not owned by us in the six months ended June 30, 2001.

SBS New Media had increased station operating expenses of €35,000.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased €4,113,000, or 9%, from €48,031,000 for the six months ended June 30, 2001 to €43,918,000 for the six months ended June 30, 2002, primarily attributable to decreases of €3,077,000, or 8%, from our Television operations. Selling, general and administrative expenses expressed as a percentage of net revenues were 20.0% and 18.1% for the six months ended June 30, 2001 and 2002, respectively.

The decrease in selling, general and administrative expenses at our Television operations was mainly due to decreased marketing expenses of €2,953,000 and €1,258,000 at VT4 and Kanal 5, respectively. The decrease was partially offset by selling, general and administrative expenses of €2,575,000 at V8, which was not consolidated in the six months ended June 30, 2001.

Our Radio operations had lower selling, general and administrative expenses of €588,000, or 7%, primarily due to general savings at our Swedish and Finnish Radio operations, and savings related to Lampsi, which was not broadcasting in the period from March 27, 2001 to March 19, 2002. Such savings were partly offset by expenses at The Voice Aarhus, which was not owned by us in the six months ended June 30, 2001.

SBS New Media had decreased selling, general and administrative expenses of €448,000, mainly due to general savings at vt4.net.

Corporate Expenses

Corporate expenses decreased €1,742,000, or 22%, from €7,860,000 for the six months ended June 30, 2001 to €6,118,000 for the six months ended June 30, 2002, mainly as a consequence of the corporate restructuring in 2001. Corporate expenses expressed as a percentage of net revenues were 3.3% and 2.5% for the six months ended June 30, 2001 and 2002, respectively.

Non-cash Compensation

Non-cash compensation decreased €342,000, or 45%, from €756,000 for the six months ended June 30, 2001 to €414,000 for the six months ended June 30, 2002, mainly due to the absence in 2002 of the compensation expense for our former Chief Operating Officer.

Depreciation and Amortization Expenses

Depreciation and amortization expenses decreased €4,381,000, or 28%, from €15,887,000 for the six months ended June 30, 2001 to €11,506,000 for the six months ended June 30, 2002, mainly attributable to the absence in 2002 of goodwill amortization of €3,110,000, as the company has applied Statements of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("FAS 142"), effective January 1, 2002. FAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives, but requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, FAS 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized. The decrease was also partially attributable to lower depreciation on production equipment. Depreciation and amortization expenses expressed as a percentage of net revenues were 6.6% and 4.7% for the six months ended June 30, 2001 and 2002, respectively.

Operating Loss

Operating loss decreased €11,997,000, or 88%, from €13,638,000 for the six months ended June 30, 2001 to €1,641,000 for the six months ended June 30, 2002, primarily attributable to decreased operating losses of €9,859,000 at our Television operations.

The decrease in our operating loss was achieved despite an operating loss in 2002 of €6,874,000 at V8, which was not consolidated in the six months ended June 30, 2001, and increased losses of €20,000 at Lampsi, which was not broadcasting in the period from March 27, 2001 to March 19, 2002, which was partly offset by the absence of losses in 2002 of €3,056,000 at prima TV, which was not consolidated in the six months ended June 30, 2002. Excluding the operating results from V8, prima TV and Lampsi, our same station operating income (loss) improved €15,835,000, from a loss of €10,364,000 for the six months ended June 30, 2001 to an income of €5,471,000 for the six months ended June 30, 2002, primarily attributable to increased operating income at Kanal 5 of €5,695,000 and a decrease in losses of €5,294,000 at our Danish television operations.

Equity in Income (Loss) from Unconsolidated Subsidiaries

Equity in income (loss) from unconsolidated subsidiaries improved €14,411,000 from a loss of €14,065,000 for the six months ended June 30, 2001 to an income of €346,000 for the six months ended June 30, 2002. The improvement was mainly attributable to the absence of net losses of €6,838,000 in 2002 associated with our interest in TV3 in Switzerland, which was sold in November 2001, and the absence of goodwill amortization of €4,805,000 related to our equity investments in TVN in Poland and Radio Noordzee. This improvement was offset by the net losses of €3,290,000 from V8 in the six months ended June 30, 2001, when we did not consolidate the results of V8.

Net Interest Expense

Net interest expense increased €4,939,000, or 61%, from €8,088,000 for the six months ended June 30, 2001 to €13,027,000 for the six months ended June 30, 2002. The increase was primarily attributable to reduced interest income related to cash balances and increased interest expense related to our €135 million 12% Senior Notes.

Foreign Exchange Gains

Foreign exchange gains increased €7,513,000, from a gain of €4,721,000 for the six months ended June 30, 2001 to €12,234,000 for the six months ended June 30, 2002, primarily attributable to a currency gain in 2002 on our $75 million Convertible Debentures and currency gain on our dollar-denominated programming liabilities.

Investment Losses

Investment losses decreased €13,476,000 from the six months ended June 30, 2001, as there were no recurring write-off of New Media assets in the six months ended June 30, 2002.

Other Expenses, Net

Other expenses, net, decreased €1,125,000, or 91%, from €1,239,000 for the six months ended June 30, 2001 to €114,000 for the six months ended June 30, 2002.

Net Loss

As a result of the foregoing, our net loss decreased €44,175,000, or 95%, from €46,324,000 for the six months ended June 30, 2001 to €2,149,000 for the six months ended June 30, 2002.

Liquidity and Capital Resources

In November 1997, we sold an aggregate of $75,000,000 in principal amount of 7% Convertible Subordinated Notes due 2004, (the "1997 Notes"). Interest on the 1997 Notes is payable semi-annually in June and December each year. Holders of the 1997 Notes are entitled to convert the 1997 Notes into common shares at a conversion price of $29.13 per share. After December 5, 2000, the 1997 Notes are redeemable, in whole or in part at our option, including accrued and unpaid interest to the date of redemption and a redemption premium.

Effective August 1, 1999, we acquired 51% of Publimusic, a Dutch corporation, which owns and operates Radio Noordzee FM, a national Dutch radio station. The interest was acquired from Strengholt B.V. Consideration for the 51% interest consisted of $2,000,000 in cash that was paid upon the signing of the agreement and a commitment to provide $5,000,000 of television advertising time to Radio Noordzee over a three-year period. A further $500,000 in cash was paid in 2001 based on the operating performance of the station during 2000. On June 1, 2001, we established a wholly-owned Dutch company, SBS Radio B.V., to hold our 51% interest in Publimusic. On September 7, 2001, we sold a 30% interest in SBS Radio B.V. to De Telegraaf, which is also the owner of 30% of our television operations in the Netherlands, for $1,400,000, equivalent to 30% of our net investment in the station.

On February 18, 2000, we entered into a term sheet with CME, which set out the principal terms and conditions agreed to in connection with a contemplated transaction between CME and us in Hungary, Poland and Slovenia. On February 21, 2000, we acquired all of CME's broadcasting assts, including programming inventories, real estate, and related tangible and intangible assets in Hungary for a total consideration of approximately $16,900,000. We simultaneously agreed to sell 50% of these Hungarian assets to CLT-UFA for $9,000,000, payable over three years. In October 2000, we sold all of our interests in Kanal A in Slovenia to CME for $12,500,000. On February 21, 2000, we further agreed with CME that we would have a call option to acquire all of CME's rights to $40,000,000 in aggregate principal amount of convertible notes of ITI Holdings for $37,300,000 and that CME would have a put option to require us to purchase the ITI notes for $25,000,000. On June 29, 2000, we exercised our option to acquire the ITI notes.

Effective March 1, 2000, we acquired a 70% interest in a company that owns and operates Lampsi, a radio station located in Athens, Greece. The purchase price was GRD 2.3 billion (€6,750,000), of which 60% was paid at closing and the remaining 40% was paid in April 2002.

On March 9, 2000, we exercised our option to acquire, for a nominal amount, 86% of the shares of Amerom Television Ltd ("Amerom"), which owns 100% of Amerom Television S.r.l., the owner and operator of prima TV in Romania. On July 18, 2001, we completed the issuance, for $6,000,000 of new shares representing 53.5% of Romanian Broadcasting Corporation Limited ("RBC"), a newly formed SBS subsidiary that holds an 86% interest in Amerom, to Romanian Investment and Development S.r.l. ("RID"), a company controlled by the General Manager of prima TV. We continue to own 46.5% of RBC. Substantially all of the $6,000,000 investment in RBC have been and will be used to fund the estimated operating requirements of prima TV for 2001 and 2002. SBS and RID jointly control RBC, and as a result, we no longer consolidate the operations of prima TV. For three calendar years after the third anniversary of closing the transaction, we have a call option to increase our RBC ownership to 75% and RID has a put option to cause us to increase our RBC ownership up to 75%. The call and put options are exercisable at a price equal to a multiple of eight times the average annual EBITDA of RBC during the two-year period beginning January 1 of the year prior to the year in which the option is exercised.

On July 26, 2000, we acquired from International Trading and Investment Holdings S.A. ("ITI") a 33% interest in TVN Sp.z.o.o., a leading Polish television broadcaster ("TVN"), in exchange for consideration consisting of 666,666 of our common shares, the surrender to ITI of the notes we acquired from CME and $91,600,000 in cash. In connection with this agreement we currently indemnify ITI against our pro rata share of any payments made by ITI or one of its affiliates pursuant to guarantees provided by them on behalf of TVN to certain bank lenders and program suppliers. On June 21, 2002, we entered into a share purchase agreement to sell our 33% equity stake in TVN to ITI for total consideration of $150 million in cash and 666,666 of our common shares currently owned by ITI. The transactions are conditional upon, and were intended to be financed primarily from, the proceeds of ITI's initial public offering of shares on the Warsaw Stock Exchange, which was originally expected to close in July 2002. On July 2, 2002, ITI announced that it was postponing its initial public offering due to adverse market conditions. The share purchase agreement provides that ITI will use its best efforts to close the initial public offering as soon as practically possible unless the gross proceeds of the initial public offering expected to be received are less than $50 million or it becomes impracticable or inadvisable for ITI to proceed with the initial public offering. ITI has recently announced that it is analysing its options with respect to the possible initial public offering of its shares. If the closing of the transactions shall have not occurred by December 31, 2002, then either party may terminate the share purchase agreement. No assurance can be given that ITI will complete its initial public offering this year or that we will therefore complete the sale of our 33% equity interest in TVN to ITI.

The share purchase agreement provides that upon the completion of ITI's initial public offering, ITI will pay us $100 million in cash if at least $100 million in ITI shares are sold in the offering, and the remaining $50 million in cash within two years under put and call options. If less than $100 million in ITI shares are sold in the initial public offering, ITI will immediately pay us a cash amount equal to two-thirds of the proceeds of the offering (the "First Payment"), but not less than $50 million. In such event, ITI will pay us an additional cash amount equal to the difference between $100 million and the First Payment within one year through put and call options, and a further $50 million within two years through put and call options. The option price for all amounts not paid upon the closing of ITI's initial public offering will bear a premium accruing at six-month LIBOR plus 275 basis points. We will initially transfer to ITI a portion of our TVN shares equal to between approximately 10% and 23% of the outstanding shares in TVN (depending on the amount of cash paid by ITI to us upon the closing of the offering), with the remaining TVN shares owned by us to be transferred to ITI under the put and call arrangements on a pro rata basis upon ITI's payment of amounts owed to us at the time of the transfer. ITI will also transfer to us the 666,666 of our common shares that ITI received as part of the consideration paid by us to ITI when we purchased our 33% indirect interest in TVN. In addition to the closing of ITI's initial public offering, the transactions are conditional upon the conclusion of definitive documentation and certain other conditions.

On September 7, 2000, we entered into a €150,000,000 secured loan facility agreement with DLJ Capital Funding, Inc. Amounts drawn under such facility were primarily used to finance the TVN acquisition and for general corporate purposes. On March 2, 2001, this facility was converted to a €134,000,000 secured loan facility with a final maturity date of June 30, 2001. On June 14, 2001, we issued an aggregate principal amount of €135,000,000 of 12% Senior Notes due June 15, 2008 and repaid in full the amount outstanding under the secured loan facility.

On April 12, 2001, our Dutch operations acquired in consideration of 866,013 SBS common shares, a 50% interest in TV 10 B.V. in The Netherlands from News Corp. In connection with this transaction our Dutch operations received a loan of $4,350,000 from De Telegraaf. Fox Kids Europe Channels B.V. ("Fox Kids"), owns the other 50% interest in TV 10

B.V.. Under the license held by TV 10 B.V., we operate V8, a 70% owned national satellite-to-cable television station.

On September 25, 2001, TV2 executed amendments to its loan agreements (the "EBRD Loan") with the European Bank for Reconstruction and Development, Kereskedelmi es Hitelbank Rt. And Orszagos Takarekpenztar es Kereskedelmi Bank Rt. (collectively, the "Hungarian Lenders"). Pursuant to these amendments, TV2 repaid $13,600,000 of the facilities, financed in part through a €12,000,000 loan to TV2 from SBS. €9,404,000 remains outstanding under the amended EBRD Loan. In order to comply with the indenture relating to our 12% Senior Notes due 2008, the amended EBRD Loan does not include restrictions on the ability of TV2 to pay dividends to us or make payments to us via management contracts or loans to shareholders. In addition, the Hungarian Lenders agreed that the shareholder loans owed by TV2 to us need no longer be subordinated to TV2's other obligations and that the Project Funds Agreement, pursuant to which we had agreed to fund TV2 under certain circumstances, could be terminated. In connection with these agreements, SBS has executed guarantees of TV2's obligations to the Hungarian Lenders under the amended EBRD Loan. TV2 has executed an agreement to indemnify us for any amounts paid by SBS under these guarantees. The EBRD Loan is repayable in escalating semi annual installments commencing in June 2000 and has a final maturity in December 2005. Interest is payable semi annually at a floating rate of LIBOR plus 3.5%.

On May 14, 2002, we acquired 100% of MTM Produkcio Kft. ("MTM Productions"), a Hungarian television production company that produces programming for MTM-SBS Televizio Rt. ("TV2"), the television station which we own together with MTM Kommunikacios Rt. ("MTM"). As part of this transaction, we acquired, for $225,000 (€258,000), Concorde Media Beteilgungs GmbH's ownership interest in MTM Productions. In addition, we acquired Ferenc Tolvaly and Robert Prokopp's ownership interest in MTM Productions for an aggregate purchase price of $ 4,275,000 (€4,900,000) less a post-closing adjustment based on the level of net debt within MTM Productions at the closing date.

At the same time as the transaction described above took place, on May 14, 2002, as part of an overall re-organization of TV2, we entered into an agreement with Albene Befektetesi Kft. to be renamed MTM-TV2 Kft. ("Albene"), MTM, Robert Prokopp and Ferenc Tolvaly. Albene is a subsidiary of MTM, which in turn is a company controlled by Ferenc Tolvaly and Robert Prokopp. Pursuant to this agreement, we made an initial payment of $3,300,000 (€3,785,000) to Albene, with the ability to make a further payment of $5,000,000 (€5,735,000), towards the purchase of Albene's 16% interest in TV2. Our present intention is to assign this agreement, in whole or in part, to a Hungarian partner, as the Hungarian Media laws prohibit us from holding more than 49% of the voting rights in TV2 and require that a Hungarian person or legal entity owns at least 26% of the voting rights in a Hungarian company.

On November 5, 2001, we acquired a 20% equity interest in ATV, an Austrian satellite-to-cable television station, form certain of ATV's existing shareholders. We paid approximately €3,430,000 of cash and issued 108,082 of our common shares valued at € 1,858,000 in consideration for the 20% interest in ATV. This consideration included the Company's share of ATV's funding requirements for 2001. On April 18, 2002, we exercised our right under the ATV shareholders' agreement to exchange our 20% equity interest in ATV for subordinated loans totaling ATS 55,005,000 (€4,000,000) held by certain other ATV shareholders. Prior to the completion of the exchange, the other ATV shareholders waived their rights to repayment of all of their subordinated loans in order to satisfy Austrian capitalization requirements. As a result, there were no outstanding subordinated loans to ATV subject to our conversion right, and accordingly we have retained our 20% equity interest. We continue to have the right to exchange our ATV shares for subordinated loans to ATV made by ATV shareholders who are parties to the ATV shareholders' agreement as they make subordinated loans to ATV in the future.

Cash used in operations was €440,000 for the six months ended June 30, 2002 compared to cash used in operations of €10,852,000 for the six months ended June 30, 2001. The decrease in cash used in operations was primarily due to reduced operating losses in the six months ended June 30, 2002 as compared to the six months ended June 30, 2001.

At June 30, 2002, we had cash and short-term cash investments of €42,188,000. Our portfolio of investments in equity securities had unrecognized losses of €2,504,000 at June 30, 2002, which under Statement of Financial Accounting Standards No. 115 have been recorded as a charge against other comprehensive income. We had working capital of €75,213,000 at June 30, 2002.

We conduct our operations through our subsidiaries. Therefore, our primary internal source of cash and our ability to service debt are dependent upon the earnings of our subsidiaries and the distribution thereof, or upon loans or other payments of funds by those subsidiaries, to us. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to service our debt, or to make any funds available therefore, whether by dividends, loans or other payments. In addition, payments of dividends and the making of loans and advances or other payments to us by our subsidiaries are subject in some cases to statutory or contractual restrictions, are dependent upon the earnings of those subsidiaries and are subject to various business considerations.

We believe that our current cash balances together with available credit facilities should be adequate to satisfy our anticipated operating and capital requirements for the foreseeable future. Our future liquidity is contingent upon continued improved operating results of our existing television and radio stations. Our ability to realize these improvements will be subject to prevailing economic conditions and to legal, financial, business, regulatory, industry and other factors, many of which are beyond our control.

Disclosure required by the Indenture

	Three months ended June 30, 2002	Last twelve months ended June 30, 2002
Restricted Group adjusted EBITDA (1) (2)	€ 18,763	€ 45,854
Unrestricted Group adjusted EBITDA (1) (2)	(2,087)	(17,656)
Consolidated adjusted EBITDA (1)	€ 16,676	€ 28,198

1. Adjusted EBITDA represents operating income (loss) before depreciation and amortization expenses, non-cash compensation, restructuring expenses and other non-recurring expenses. Adjusted EBITDA is not a measurement of operating performance calculated in accordance with US GAAP, and should not be considered a substitute for operating income (loss), net income (loss), cash flows from operating activities or other income statement data as determined in accordance with US GAAP, or as a measure of profitability or liquidity, and Adjusted EBITDA does not necessarily indicate whether cash flow will be sufficient or available for cash requirements. Adjusted EBITDA may not be indicative of our historical operating results nor is it meant to be predictive of potential future results. Adjusted EBITDA is equivalent to station operating cash flow less corporate expenses, and as noted above we believe that station operating cash flow is a relevant measurement utilized by the broadcasting industry as a generally recognized measure of performance and is used by analysts who report publicly on the performance of broadcasting companies. Because all companies do not calculate Adjusted EBITDA identically, the presentation of Adjusted EBITDA may not be comparable to similarly entitled measures of other companies.

2. Unrestricted Group Adjusted EBITDA only includes the adjusted EBITDA of our unrestricted subsidiaries (as defined in our Indenture for €135 million 12% Senior Notes, dated as of June 14, 2001, between SBS Broadcasting S.A. and The Bank of New York, as trustee) (the "Indenture"). Restricted Group Adjusted EBITDA only includes the adjusted EBITDA of our restricted subsidiaries (as defined in the Indenture) that are consolidated and thus excludes the unconsolidated subsidiary Radio Noordzee.

Station Operating Cash Flow

"Station operating cash flow" is the operating income (loss) plus corporate expenses, non-cash compensation, depreciation and amortization. We believe that station operating cash flow is accepted by the broadcasting industry as a generally recognized measure of performance and is used by analysts who report publicly on the performance of broadcasting companies. Station operating cash flow is not meant to represent funds available for debt service, dividends, reinvestment or other discretionary uses. Station operating cash flow is not, and should not be used as, an indicator of or alternative to operating income (loss), net income (loss), or cash flow from operations as reflected in our consolidated financial statements and is not a measure of financial performance under generally accepted accounting principles.

The following table reconciles operating loss to station operating cash flow:

	Six Months Ended June 30, (in thousands of euro)	
	2001	**2002**
Operating loss	€ (13,638)	€ (1,641)
Add: Corporate expenses	7,860	6,118
Non-cash compensation	756	414
Depreciation and amortization	15,887	11,506
Station operating cash flow	€ 10,865	€ 16,397
Comparative same station operating cash flow[1]	€ 13,313	€ 23,155

1 Comparative same station operating cash flow excludes the results from (i) V8, which was not consolidated in the six months ended June 30, 2001, (ii) prima TV, which was not consolidated in the six months ended June 30, 2002, and (iii) Lampsi, which was not broadcasting in the period from March 27, 2001 to March 19, 2002.

Station operating cash flow for the six months ended June 30, 2002 as compared to the six months ended June 30, 2001 is as follows:

	Six Months Ended June 30, (in thousands of euro)	
	2001	**2002**
Television operations	€ 5,989	€ 12,092
Radio operations	2,063	2,497
New Media	2,813	1,808
	€ 10,865	€ 16,397
Comparative same station operating cash flow for our Television operations[1]	€ 8,309	€ 18,664
Comparative same station operating cash flow for our Radio operations[2]	€ 2,191	€ 2,683

1 Comparative same station operating cash flow excludes the results from (i) V8, which was not consolidated in the six months ended June 30, 2001, and (ii) prima TV, which was not consolidated in the six months ended June 30, 2002.

2 Comparative same station operating cash flow excludes results from Lampsi, which was not broadcasting in the period from March 27, 2001 to March 19, 2002.

Station operating cash flow for the six months ended June 30, 2002 was €16,397,000 as compared to €10,865,000 for the six months ended June 30, 2001. The improvement was primarily attributable to improved station operating cash flow at Kanal 5 and our Dutch Television operations (excluding V8) of €5,347,000 and €3,123,000, respectively, and decreased losses at TVNorge and our Danish Television operations of €3,479,000 and €2,526,000, respectively. Such improvements were partly offset by a station operating cash flow loss of €6,572,000 at V8, which was not consolidated in 2001, and increased losses of €5,451,000 at TV2 in Hungary.

Critical Accounting Policies

The Company's discussion and analysis of its financial condition and results of operations is based on the Company's consolidated financial statements prepared in accordance with U.S generally accepted accounting principles. The Company's financial statements are based on the selection and application of significant accounting policies, which require management to make significant estimates and assumptions. The Company believes that the following are some of the more critical judgment areas in the application of accounting policies that currently affect its financial position and results of operations.

The Company's critical accounting policy with respect to revenue recognition is its determination as to the collectibility of account receivable from advertisers. The nature of the business does not lend itself to a concentration of receivables from individual customers. Experience has been that customer defaults are in line with the Company's accrual of bad debt expense and that the allowance for doubtful accounts has been adequate to cover the likely exposure to such defaults.

The Company's accounting for its program rights inventory requires judgment as to the likelihood that such assets will generate sufficient revenue to cover the associated expense by attracting an appropriate audience. The carrying value of our program rights inventory is reviewed periodically to determine whether a write-down is required. The Company has generally not experienced significant write-downs on its program rights. Program right amortization rates are estimated in accordance with FAS 63. The amortization will be accelerated in the event viewer ratings indicate the estimated revenue to be generated from the program rights is less than the net book value of such program rights.

The Company's critical accounting for the impairment of buildings, improvements, technical and other equipment, goodwill and intangible assets is assessing the recoverability by making assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or related assumptions materially change in the future, the Company may be required to record impairment charges not previously recorded for these assets. At June 30, 2002, the Company had €37,305,000 in net buildings, improvements, technical and other equipment, and €113,519,000 in goodwill and intangible assets, primarily broadcasting licenses.

Trends Information

The principal trend known to management that will affect our revenues and profitability is the growth of the commercial television market in our existing markets and in the new markets that we may enter. The pace and extent of such trends cannot be predicted.

Non-cash revenues arising from advertising campaigns placed at our television and radio stations by e-ventures in which we have equity stakes, will decrease significantly in 2002 and onwards. Accordingly, we cannot give any assurance that our New Media division will be profitable in the future.

Inflationary trends in the markets in which we operate have been stable (downward in the case of Hungary) in the last three years. Such trends have an impact upon many of our operating costs. Currently, inflation in our markets ranges from approximately 2-4% in Western Europe to approximately 8% in Hungary. Management does not believe that current inflationary trends will have a material effect upon our business. Future inflationary trends cannot be predicted.

Exchange Rates

The following table presents the period-end and average exchange rates against the euro for the currencies in Norway (Norwegian kroner), Denmark (Danish kroner), Sweden (Swedish kronor), Hungary (Hungarian forint), Poland (Polish zloty) and for the US dollar at the dates and for the periods indicated. Unless otherwise indicated, the exchange rates presented below are based on the Noon Buying Rate for such currency, and the average rates presented below were determined by averaging the daily Noon Buying Rates of the respective currencies during the periods indicated.

	Six months ended June 30,	
	2001	2002
Norwegian kroner equivalent of €1.00		
- end of period	7.8865	7.4305
- average during period	8.1083	7.6730
Swedish kroner equivalent of €1.00		
- end of period	9.1800	9.0825
- average during period	9.0666	9.1586
Danish kroner equivalent of €1.00		
- end of period	7.4442	7.4292
- average during period	7.4600	7.4329
Hungarian forints equivalent to €1.00 (1)		
- end of period	243.5900	244.6700
- average during period	261.5900	243.4250
US dollar equivalent to €1.00		
- end of period	0.8474	0.9856
- average during period	0.8982	0.8983

(1) Officially quoted end and average rates as determined by the national bank of Hungary.

Forward Looking Statements

This report on Form 6-K contains various "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and we intend that such forward looking statements be subject to the safe harbors created thereby. These forward looking statements represent our expectations and beliefs regarding future events and can be identified by the use of forward looking terminology such as "may", "will", "expect", "should", "intend", "anticipate", "estimate", "assumes" or the negative thereof or comparable terminology. The forward looking statements contained in this Form 6-K include, without limitation, the following statements: (i) our intention to continue acquiring interests in and developing television and radio stations in our current markets and other parts of Europe as opportunities arise, (ii) our plans concerning our SBS New Media division, and (iii) our belief that our current cash balances and available credit should be adequate to satisfy our currently anticipated operating and capital requirements for the foreseeable future.

We caution that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward looking statements contained in this Form 6-K, including, without limitation, the following: (i) the impact of extensive government regulation of broadcast operations in our existing and proposed markets, (ii) the impact of competition from other commercial and government stations and other forms of advertising supported media, including the available quantity and pricing of advertising by such competitors, (iii) our ability to obtain and/or renew broadcasting licenses, (iv) our ability to acquire requisite regulatory approvals and consents in connection with pending transactions involving us, (v) the popularity of our programming, (vi) the cost and availability of the programming to us, (vii) further impact of the adoption of the euro, (viii) ITI's ability to complete its initial public offering and therefore, our ability to complete the sale of our 33% equity interest in TVN to ITI, (ix) our ability to expand our penetration in our current markets and to enter new markets, (x) the availability of attractive opportunities to expand our broadcast operations, (xi) general economic conditions, (xii) the effects of changes in rates of advertising spending growth, (xiii) general conditions in the financial and capital markets and conditions in the financial and capital markets in the countries in which we operate and (xiv) our success at managing the risks that arise from these and other uncertainties. Results actually achieved may differ materially from the expected results contemplated by these statements.

SBS BROADCASTING SA
CONSOLIDATED BALANCE SHEETS
(in thousands of euro)

	December 31, 2001	June 30, 2002
		(unaudited)
ASSETS		
Current assets:		
Cash and short-term cash investments	€ 70,393	€ 42,188
Accounts receivable trade, net of allowance for doubtful accounts of €2,241 (€2,124 in 2001)	76,631	79,648
Accounts receivable, affiliates	1,212	1,583
Restricted cash and cash in escrow	3,341	1,282
Program rights inventory, current	100,641	116,840
Other current assets	30,544	29,993
Total current assets	282,762	271,534
Buildings, improvements, technical and other equipment, net of accumulated depreciation	35,986	37,305
Goodwill and intangible assets, net of accumulated amortization	97,971	113,519
Program rights inventory, non-current	71,705	77,571
Deferred financing cost, net of accumulated amortization	7,753	7,119
Investments in and advances to unconsolidated subsidiaries, net	189,227	192,746
Investments in equity securities	13,986	11,720
Notes receivable	1,982	820
Other assets	1,261	1,841
Total assets	€ 702,633	€ 714,175
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	€ 27,216	€ 38,788
Accrued expenses	60,787	55,760
Program rights payable, current	66,935	76,598
Notes payable, current	1,925	1,360
Current portion of long-term debt	3,430	4,447
Deferred income, current	19,661	19,368
Total current liabilites	179,954	196,321
Program rights payable, non-current	21,937	33,695
Convertible subordinated notes due 2004	84,260	76,096
12% senior notes due 2008	135,000	135,000
Other long-term debt	19,827	17,843
Deferred income, non-current	2,004	512
Other non-current liabilities	8,065	6,964
Minority interests	17,953	19,366
Shareholders' equity:		
Common Shares (authorized 75,000, issued 28,586 at par value € 2.00)	56,703	57,173
Additional paid-in capital	616,845	616,761
Accumulated deficit	(439,295)	(441,444)
Unearned compensation	(828)	(414)
Treasury Shares at cost (18 Common Shares)	(502)	(502)
Other comprehensive income	710	(3,196)
Total shareholders' equity	233,633	228,378
Total liabilities and shareholders' equity	€ 702,633	€ 714,175

SBS BROADCASTING SA
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(in thousands of euro, except share and per share data)

	Three months ended June 30,		Six months ended June 30,	
	2001	2002	2001	2002
Net revenue	€ 133,932	€ 135,882	€ 240,398	€ 242,903
Operating expenses:				
Station operating expenses	92,946	94,188	181,502	182,588
Selling, general and administrative expenses	22,391	21,492	48,031	43,918
Corporate expenses	4,090	3,526	7,860	6,118
Non-cash compensation	388	207	756	414
Depreciation	3,869	4,051	8,024	7,434
Amortization	3,820	1,968	7,863	4,072
Total operating expenses	127,504	125,432	254,036	244,544
Operating income (loss)	6,428	10,450	(13,638)	(1,641)
Equity in income (loss) of unconsolidated subsidiaries	(7,486)	1,894	(14,065)	346
Interest income	725	338	1,874	660
Interest expense	(5,287)	(6,628)	(9,962)	(13,687)
Foreign exchange gain	3,042	13,834	4,721	12,234
Investment loss	(13,476)	-	(13,476)	-
Other expense, net	(888)	(78)	(1,239)	(114)
Income (loss) before income taxes, minority interest and extraordinary item	(16,942)	19,810	(45,785)	(2,202)
Income taxes	(4)	(38)	(110)	(161)
Income (loss) before minority interest and extraordinary item	(16,946)	19,772	(45,895)	(2,363)
Minority interest in (income) losses, net	287	(1,994)	2,811	214
Income (loss) before extraordinary item	(16,659)	17,778	(43,084)	(2,149)
Extraordinary loss, net of tax benefit	(3,240)	-	(3,240)	-
Net income (loss)	€ (19,899)	€ 17,778	€ (46,324)	€ (2,149)
Per common share:				
Income (loss) before extraordinary item	€ (0.60)	€ 0.62	€ (1.57)	€ (0.08)
Extraordinary loss	(0.11)	-	(0.11)	-
Net income (loss)	€ (0.71)	€ 0.62	€ (1.68)	€ (0.08)
Per common share - diluted:				
Income (loss) before extraordinary item	€ (0.60)	€ 0.62	€ (1.57)	€ (0.08)
Extraordinary loss	(0.11)	-	(0.11)	-
Net income (loss)	€ (0.71)	€ 0.62	€ (1.68)	€ (0.08)
Average common shares (thousands)	27,931	28,489	27,521	28,412
Average common shares - diluted (thousands)	27,931	28,772	27,521	28,412

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of euro)

	Six months ended June 30, 2001	2002
	(unaudited)	
Cash flows from operating activities:		
Net loss	€ (46,324)	€ (2,149)
Adjustments to reconcile net loss to net cash used in operating activities:		
Revenue recorded in exchange for equity investments	(7,725)	(3,504)
Non-cash compensation	756	414
Depreciation and amortization	15,887	11,506
Equity in (income) loss of unconsolidated subsidiaries	14,065	(346)
Non-cash interest expense	3,476	1,102
Unrealized exchange(gain) loss on long-term debt	(1,772)	(8,109)
Investment losses	13,476	-
Minority interest in losses	(2,811)	(214)
Changes in operating assets and liabilities, net of amounts acquired:		
Accounts receivable	(10,432)	(1,922)
Accounts receivable, associated companies	(3,541)	(364)
Program rights inventory, net	4,002	(890)
Other current assets	13,574	1,238
Other non-current assets	(2,415)	(670)
Accounts payable and accrued expenses	(12,044)	1,843
Deferred income	1,976	4,172
Other liabilities	8,960	(2,547)
Cash used in operating activities	(10,892)	(440)
Cash flows from investing activities:		
Proceeds from sale of fixed assets	-	2,912
Cash capital expenditures	(13,326)	(15,670)
Cash invested in equity securities	(1,981)	-
Payment for purchase of acquired business, net of cash acquired	(2,976)	(10,518)
Cash provided by (used in) investing activities	(18,283)	(23,276)
Cash flows from financing activities:		
Net change in short-term borrowings	1,871	(1,958)
Proceeds from issuance of common shares	-	386
Proceeds from issuance of Senior Notes	128,785	-
Net change in restricted cash and cash in escrow	118	2,133
Payment of long term debt	(88,773)	(2,362)
Payment of capital lease obligations	(378)	(335)
Cash provided by (used in) financing activities	41,623	(2,136)
Effect of exchange rate changes on short-term cash investments	3,117	(2,353)
Net change in short-term cash investments	15,565	(28,205)
Cash and short-term cash investments, beginning of period	85,319	70,393
Cash and short-term cash investments, end of period	€ 100,884	€ 42,188

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands of euro)

	Common Shares	Additional Paid-In Capital	Accumulated Deficit	Unearned Compensation	Treasury Stock	Other Comprehensive Income	Total
Balance at December 31, 2000	€ 37,003	€ 601,319	€ (325,470)	€ (3,561)	€ (67)	€ (8,578)	€ 300,646
Issuance of 866,013 common shares in connection with TV10 acquisition	1,356	26,171					27,527
Issuance of 181,818 common shares in connection with investment in Zenimax	293	4,765					5,058
Exercise of warrants as to 85,000 common shares	137	1,158					1,295
Issuance of 108,082 common shares in connection with investment in ATV	191	1,714					1,905
Purchase of treasury stock 29,000 common shares					(834)		(834)
Change of par value of shares to EUR2.00	17,723	(17,723)					0
Re-issuance of 14,334 treasury shares		(399)			399		0
3,333 share options forfeited		(160)		160			0
Amortization of unearned compensation				2,573			2,573
Currency translation adjustment						6,455	6,455
Change in unrecognized gain on short-term investments						2,833	2,833
Net loss			(113,825)				(113,825)
Balance at December 31, 2001	56,703	616,845	(439,295)	(828)	(502)	710	233,633
Exercise of warrants as to 234,865 common shares	470	(84)					386
Amortization of unearned compensation				414			414
Currency translation adjustment						(1,402)	(1,402)
Change in unrecognized gain on short-term investments						(2,504)	(2,504)
Net loss			(2,149)				(2,149)
Balance at June 30, 2002 (unaudited)	€ 57,173	€ 616,761	€ (441,444)	€ (414)	€ (502)	€ (3,196)	€ 228,378

SBS BROADCASTING SA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

The accompanying unaudited consolidated financial statements have been prepared for the six months ended June 30, 2001 and 2002, in accordance with US generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2002, are not necessarily indicative of the results that may be expected for the year ended December 31, 2002. For further information, refer to the consolidated financial statements for the year ended December 31, 2001, and related notes thereto.

The Treaty on European Economic and Monetary Union provides for the introduction of a single European currency, the euro, in substitution for the national currencies of the member states of the European Union that adopt the euro. The euro was introduced and foreign exchange operations in the euro commenced on January 1, 1999 when irrevocable conversion rates were set between the national currencies of the eleven member states of the EU that qualified and elected to participate in the euro. Of the countries we broadcast in or into, only four elected to participate: Belgium, The Netherlands, Finland and Greece. We do not believe that we have been or will be materially affected by the introduction of the euro. Through December 31, 2001, our reporting currency has been US dollar. However, from January 1, 2002, we report in euro, which is the functional currency of some of our major operating entities. We believe this change will significantly reduce the foreign exchange exposure on reported revenues and earnings.

Television advertising sales in our markets tend to be lowest during the third quarter of each calendar year which includes the summer holiday schedule (typically July and August) and highest during the fourth quarter of each calendar year.

Note 1 – Recent Developments

Poland

On June 21, 2002, we entered into a share purchase agreement to sell our 33% equity stake in TVN Sp.z.o.o., a leading Polish television broadcaster ("TVN"), to International Trading and Investment Holdings S.A. ("ITI") for total consideration of $150 million in cash and 666,666 of our common shares currently owned by ITI. The transactions are conditional upon, and were intended to be financed primarily from, the proceeds of ITI's initial public offering of shares on the Warsaw Stock Exchange, which was originally expected to close in July 2002. On July 2, 2002, ITI announced that it was postponing its initial public offering due to adverse market conditions. The share purchase agreement provides that ITI will use its best efforts to close the initial public offering as soon as practically possible unless the gross proceeds of the initial public offering expected to be received are less than $50 million or it becomes impracticable or inadvisable for ITI to proceed with the initial public offering. ITI has recently announced that it is analysing its options with respect to the possible initial public offering of its shares. If the closing of the transactions shall have not occurred by December 31, 2002, then either party may terminate the share purchase agreement. No assurance can be given that ITI will complete its initial public offering this year or that we will therefore complete the sale of our 33% equity interest in TVN to ITI.

The share purchase agreement provides that upon the completion of ITI's initial public offering, ITI will pay us $100 million in cash if at least $100 million in ITI shares are sold in the offering, and the remaining $50 million in cash within two years under put and call options. If less than $100 million in ITI shares are sold in the initial public offering, ITI will immediately pay us a cash amount equal to two-thirds of the proceeds of the offering (the "First Payment"), but not less than $50 million. In such event, ITI will pay us an additional cash amount equal to the difference between $100 million and the First Payment within one year through put and call options, and a further $50 million within two years through put and call options. The option price for all amounts not paid upon the closing of ITI's initial public offering will bear a premium accruing at six-month LIBOR plus 275 basis points. We will initially transfer to ITI a portion of our TVN shares equal to between approximately 10% and 23% of the outstanding shares in TVN (depending on the amount of cash paid by ITI to us upon the closing of the offering), with the remaining TVN shares owned by us to be transferred to ITI under the put and call arrangements on a pro rata basis upon ITI's payment of amounts owed to us at the time of the transfer. ITI will also transfer to us the 666,666 of our common shares that ITI received as part of the consideration paid by us to ITI when we purchased our 33% indirect interest in TVN. In addition to the closing of ITI's initial public offering, the transactions are conditional upon the conclusion of definitive documentation and certain other conditions.

Note 2 – Restructuring Expenses

During the third and fourth quarter of 2001 the Company initiated a restructuring of its businesses and corporate offices in order to position itself for upcoming challenges in the European television and radio markets. The long-term strategy is to improve margin levels and cost efficiency, through a restructuring and centralization of play-out facilities, distribution and other technical services and streamlining the organization by reducing staffing of all functions to a minimum. In addition, due to the recession in the Internet industry, the Company decided to divest its equity interests in this segment and minimize its New Media activities.

In total the Company entered into termination agreements with a total of 69 employees in third quarter and 96 employees in fourth quarter of 2001. The table below summarizes the restructuring related cost charged to the consolidated statement of operations in 2001 (in thousands).

	Total restructuring expense	Paid during 2001	Paid during six months to June 30, 2002	Accrued at June 30, 2002
Termination benefits	€ 8,603	€ 4,211	€4,142	€ 250
Asset impairment losses	2,896	2,896	-	-
Other	1,061	436	525	100
Total	€12,560	€ 7,543	€ 4,667	€ 350

Note 3 – Goodwill and Other Intangible Assets

The Company has applied Statements of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("FAS 142"), effective January 1, 2002. FAS 142 prohibits the amortization of goodwill and intangible assts with indefinite useful lives, but requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, FAS 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized.

The Company currently evaluates goodwill for impairment by comparing the entity level unamortized balance of goodwill to projected undiscounted cash flows, which does not indicate an impairment.

The following table presents the pro forma results of operations as if the Company had applied FAS 142 from January 1, 2001.

	Three months ended June 30,		**Six months ended June 30,**	
	2001	2002	2001	2002
Reported net income (loss)...	€ (19,899)	€ 17,778	€ (46,324)	€ (2,149)
Add back:				
Goodwill amortization.........	1,471	-	3,110	-
Goodwill amortization included in equity in income of unconsolidated subsidiaries...............	2,627	-	4,963	-
Adjusted net income (loss)...	€ (15,801)	€ 17,778	€ (38,251)	€ (2,149)
Adjusted net income (loss) per common share.........	€ (0.57)	€ 0.62	€ (1.38)	€ (0.08)

Note 4 - Segment Reporting (unaudited)

		Six months ended June 30, 2001	2002
		(in thousands of euro)	
Television Operations			
Net revenues:			
TV Norge	(in Norway)	€ 24,987	€ 25,420
Kanal 5	(in Sweden)	29,473	31,356
TV Denmark 1 and 2	(in Denmark)	23,990	20,068
VT 4	(in Belgium)	26,071	23,251
SBS6 and NET5	(in The Netherlands)	76,721	78,494
V8	(in The Netherlands)	-	9,621
TV 2	(in Hungary)	31,626	30,812
Prima TV	(in Romania)	2,899	-
Other		2,497	3,433
Total net revenues		218,264	222,455
Station operating expenses		173,814	174,979
Selling, general and administrative expenses		38,461	35,384
Depreciation		7,017	6,349
Amortization		6,555	3,462
Total operating expenses		225,847	220,174
Income (loss) from operations		€ (7,583)	€ 2,281
Radio Operations			
Net revenues:			
Denmark		€ 6,134	€ 6,604
Sweden		4,914	4,794
Finland		6,702	6,325
Greece		551	310
Total net revenues		18,301	18,033
Station operating expenses		7,441	7,327
Selling, general and administrative expenses		8,797	8,209
Depreciation		909	966
Amortization		1,308	610
Total operating expenses		18,455	17,112
Income (loss) from operations		€ (154)	€ 921
New Media Operations			
Net revenues:			
VT4 Network		€ 362	€ 880
Other		3,471	1,535
Total net revenues		3,833	2,415
Station operating expenses		247	282
Selling, general and administrative expenses		773	325
Depreciation		98	119
Total operating expenses		1,118	726
Income from operations		€ 2,715	€ 1,689
Consolidated			
Net revenues		€ 240,398	€ 242,903
Income (loss) from operating segments		(5,022)	4,891
Corporate expenses		(7,860)	(6,118)
Non-cash compensation		(756)	(414)
Loss from operations		€ (13,638)	€ (1,641)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SBS BROADCASTING SA

Date: September 10, 2002

By: /S/ MARKUS TELLENBACH
Markus Tellenbach
Chief Executive Officer